UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Arcellx, Inc.

(Name of Subject Company)

Arcellx, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03940C100

(CUSIP Number of Class of Securities)

Rami Elghandour

President, Chief Executive Officer and Chairman of the Board of Directors

Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(240) 327-0630

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii

Dan Koeppen

Ross J. Tanaka

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Arcellx, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of (i) $115.00 per Share, net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment No. 3 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. The purpose of this Amendment No. 3 is to provide supplemental information concerning the Offer. The Company believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws. Nothing in this Amendment No. 3 shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies that any additional disclosure was or is required and believes that the supplemental disclosures contained herein are immaterial.

All paragraph headings and page references used herein refer to the headings and pages in the Schedule 14D-9 before any additions or deletions resulting from this Amendment No. 3 or any other amendments. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the Schedule 14D-9. If information in this Amendment No. 3 differs from or updates information contained in the Schedule 14D-9, then the information in this Amendment No. 3 is more current and supersedes the different information contained in the Schedule 14D-9. THIS AMENDMENT NO. 3 SHOULD BE READ IN CONJUNCTION WITH THE SCHEDULE 14D-9 AND THE SCHEDULE 14D-9 SHOULD BE READ IN ITS ENTIRETY.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The paragraph under the caption “Arrangements with Current Executive Officers and Directors of the Company – Employment Arrangements Following the Closing” on page 14 of the Schedule 14D-9 is amended and restated as follows:

As of ~~the date of this Schedule 14D-9~~April 21, 2026, none of the Company’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Purchaser; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Parent or Purchaser to be effective following the consummation of the closing of the Merger. However, prior to the closing of the Merger, Parent or Purchaser may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of the Company’s employees to be effective as of the closing of the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The twentieth paragraph under the caption “Background of the Offer and the Merger” on page 21 of the Schedule 14D-9 is amended and restated as follows:

Still later on February 17, 2026, a representative of BofA Securities informed a representative of Centerview that Parent would increase the Second Parent Proposal to $115.00 per Share in upfront cash consideration, with a contingent value right of $5.00 per Share, payable on March 31, 2030, subject to achievement of cumulative net sales of anito-cel of at least $6.0 billion through December 31, 2029 (the “Final Parent Proposal”). The representative of BofA Securities stated that the Final Parent Proposal was Parent’s “best and final” proposal. Neither that proposal, nor any other proposal or indication of interest, discussed the retention of management in the surviving company.

A new paragraph is added following the thirty-second paragraph under the caption “Background of the Offer and the Merger” on page 23 of the Schedule 14D-9 as follows:

On April 20, 2026, the Company Board held a meeting with members of Company management and representatives of Wilson Sonsini in attendance. The Company Board considered the information regarding Centerview under the caption “Financial Analyses and Opinion – General” on pages 37-38 of the Schedule 14D-9, as contained in this Amendment No. 3 (the “Centerview Disclosure”). The Company Board determined that such information in the Centerview Disclosure would not have affected and did not affect Centerview’s ability to meet its obligations to the Company as of the date of Centerview’s written opinion and would not have changed the Board’s decision to engage Centerview as the Company’s financial advisor.

The second paragraph under the caption “Certain Financial Projections” on page 28 of the Schedule 14D-9 is amended and restated as follows:

As part of the Company Board’s exploration and evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), Company management prepared, at the direction of the Company Board, and reviewed with the Company Board, certain non-public, unaudited financial projections for the Company from 2026 through 2043 (the “Projections”). The Projections were provided to, and approved by, the Company Board, for use and reliance by Centerview for purposes of its financial analysis and opinion to the Company Board, as described in “Item 4 - The Solicitation or Recommendation - Opinion of Centerview Partners LLC.” The Projections, as provided to, and approved by, the Company Board, for use and reliance by Centerview for purposes of its financial analyses and opinion to the Company Board, were the same Projections prepared by management, at the direction of the Company Board, and did not contain any alterations or adjustments. For more information on the preparation, review and use of the Projections, see “Item 4 - The Solicitation or Recommendation - Background of the Offer and the Merger.” The Projections were not provided to Parent or Purchaser.

The second paragraph and following table under the caption “Financial Analyses and Opinion – Selected Public Company Analysis” on page 34 of the Schedule 14D-9 is amended and restated as follows:

Using publicly available information obtained from SEC filings and other data sources as of February 20, 2026, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2030 (“EV/2030E Revenue Multiple”).

The selected companies reviewed were as follows:

EV/2030E Revenue Multiples
BridgeBio Pharma, Inc.	4.1x
Celcuity Inc.	4.4x
CG Oncology, Inc.	2.8x
Cogent Biosciences, Inc.	4.9x
Crinetics Pharmaceuticals, Inc.	1.8x
Cytokinetics, Incorporated	4.2x
IDEAYA Biosciences, Inc.	1.7x
Nuvalent, Inc.	5.7x
Nuvation Bio Inc.	1.7x
Soleno Therapeutics, Inc.	0.9x

The second paragraph and following table under the caption “Financial Analyses and Opinion – Selected Precedent Transaction Analysis” on page 35 of the Schedule 14D-9 is amended and restated as follows:

Using publicly available information obtained from SEC filings and other data sources as of the time of the public announcement of the selected transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in such selected transaction as a multiple of such target company’s management’s risk-adjusted projected five-year forward revenue, per such target company’s Schedule 14D-9 or proxy statement (“TV/5-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Transaction Value ($bn)
October 26, 2025	Avidity Biosciences, Inc.	Novartis AG	10,445
July 9, 2025	Verona Pharma plc	Merck & Co., Inc.	9,811
June 2, 2025	Blueprint Medicines Corporation	Sanofi S.A.	9,059
January 13, 2025	Intra-Cellular Therapies	Johnson & Johnson	13,628
December 22, 2023	Karuna Therapeutics, Inc.	Bristol-Myers Squibb Company	12,706
November 30, 2023	ImmunoGen, Inc.	AbbVie Inc.	9,591
April 30, 2023	IVERIC Bio, Inc.	Astellas Pharma Inc.	5,556
August 8, 2022	Global Blood Therapeutics, Inc.	Pfizer Inc.	5,477
May 10, 2022	Biohaven Ltd.	Pfizer Inc.	12,520
February 3, 2021	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	6,701

The second paragraph under the caption “Financial Analyses and Opinion – Discounted Cash Flow Analysis” on page 36 of the Schedule 14D-9 is amended and restated as follows:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 12.0% to 14.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2026 and ending on December 31, 2043, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2043 at a rate of free cash flow decline of 5% year-over-year (which perpetuity decline rate was based on considerations that Centerview deemed relevant in its experience) (except for platform, overhead general and administrative and unallocated research and development, for which a 3% perpetuity growth rate was assumed based on considerations that Centerview deemed relevant in its experience) and (iii) tax savings from usage of the Company’s federal net operating losses of $51 million and $34 million in federal tax credits, each as of December 31, 2024, and the Company’s estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results the Company’s estimated cash of $436 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units (including assumptions regarding the vesting of such performance stock units)), as of February 19, 2025, as set forth in the Internal Data.

The second bullet under the caption “Financial Analyses and Opinion – Other Factors” on page 37 of the Schedule 14D-9 is amended and restated as follows:

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in 20 publicly available Wall Street research analyst reports as of February 20, 2026, which indicated low and high price targets for the Shares ranging from $82.00 to $134.00 per Share.

The third paragraph under the caption “Financial Analyses and Opinion – General” on pages 37-38 of the Schedule 14D-9 is amended and restated as follows:

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. Centerview’s UK affiliate, Centerview Partners UK LLP (“CPUK”), is currently providing financial advisory services unrelated to the Company to a company in which Parent holds a significant minority equity interest, in connection with certain strategic matters. As of the date of its written opinion, CPUK had not received any compensation from such company, but expects that it could receive between $5 million and $13 million in compensation for such services in the future. As of the date of its written opinion, Centerview had provided preliminary financial advisory services unrelated to the Company, without an engagement letter, to Gilead in connection with its consideration of (i) a potential transaction involving Ouro Medicines and Gilead or one of its affiliates and (ii) a potential transaction involving Tubulis and Gilead or one of its affiliates. As of April 21, 2026, Centerview has not received any compensation from Gilead, related to its pending transaction with Ouro Medicines publicly announced on March 23, 2026, or its pending transaction with Tubulis publicly announced on April 7, 2026, but Centerview expects that if these transactions are ultimately consummated it will receive total compensation for its services of approximately $25 million. In addition, as of the date of its written opinion Centerview expected, and as of April 21, 2026 Centerview expects, to perform financial advisory and other services unrelated to the Company to Gilead and entities in which Gilead holds venture capital or similar investments, for which Centerview may receive compensation (although as of April 21, 2026 no engagement letters have been entered into with respect thereto). Centerview may also provide financial advisory and other services to or with respect to the Company or ~~Parent or their respective~~its affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Purchaser or any of their respective affiliates, or any other party that may be involved in the Transaction.

ITEM 8. ADDITIONAL INFORMATION

The first paragraph under the caption “Legal Proceedings” on page 48 of the Schedule 14D-9, as amended and supplemented on April 1, 2026, is further amended and restated as follows:

Since the initial filing of the Schedule 14D-9, two complaints were filed in the Supreme Court of the State of New York by purported holders of Shares against the Company and members of the Company Board in connection with the Transactions: Hamilton v. Arcellx, Inc. et al., 651601/2026 (N.Y. Sup. Ct.) (filed March 16, 2026); and Malone v. Arcellx, Inc. et al., 651646/2026 (N.Y. Sup. Ct.) (filed March 18, 2026) (collectively, the “NY Stockholder Litigation”). Each of the complaints in the NY Stockholder Litigation alleges, among other things, that the defendants caused to be filed with the SEC a materially incomplete and misleading Schedule 14D-9 and asserts New York common law claims for negligence and negligent misrepresentation and concealment against the defendants. Since the initial filing of the Schedule 14D-9, the Company also received eighteen~~sixteen~~  demand letters from purported holders of Shares (such letters, together with the NY Stockholder Litigation, the “Litigation Matters”).

The third paragraph under the caption “Legal Proceedings” on page 48 of the Schedule 14D-9, as amended and supplemented on April 1, 2026, is further amended and restated as follows:

As of April 21, 2026, the Company ~~was~~is not aware of the filing of any other lawsuits or the submission of any other demand letters or draft complaints challenging the Transactions and/or alleging deficiencies with respect to the Schedule 14D-9; however, such lawsuits, demand letters or draft complaints may be filed or submitted, as applicable, in the future. If such additional similar lawsuits, demand letters or draft complaints are filed or submitted, as applicable, absent new or different allegations that are material, Parent, Purchaser or the Company will not necessarily announce such additional filings or submissions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Arcellx, Inc.

By:	/s/ Rami Elghandour
	Name:	Rami Elghandour
	Title:	President and Chief Executive Officer

Dated: April 21, 2026